Exhibit 17.2

KANE KESSLER, P.C.

666 THIRD AVENUE

NEW YORK, NEW YORK 10017-4041

TEL 212.541.6222

FAX 212.245.3009

WWW.KANEKESSLER.COM

WRITER’S DIRECT NUMBER

212-519-5109

WRITER’S EMAIL

pcampitiello@kanekessler.com

August 7, 2018

Via Electronic and Regular Mail

Dr. Milton Boniuk

1111 Hermann Drive, 29E

Houston, TX 77004

Re:	NanoViricides, Inc. Resignation of Duties Related to Non-Disclosure of Material Non-public Information

Dear Dr. Boniuk,

As you are aware, this firm is counsel to NanoViricides, Inc. (the “Company”).

In connection with your recent resignation as a Member of the Company’s Board of Directors, we are required to advise you of a number of your obligations which will continue despite your resignation.

Inside Information and Confidentiality

First, you are required to maintain the confidentiality of any non-public information regarding the Company. Confidential, non-public corporate information falls generally into three categories: proprietary information that is of competitive, commercial value to the company; inside information about the company’s finances, operations, and strategy; and sensitive information regarding board proceedings and deliberations. Leaks of sensitive board information—as opposed to proprietary or valuable corporate information—can also be highly damaging to the company.

Further, the trading of securities while in possession of material, non-public information is regulated by the federal securities laws, in particular, the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You are strictly prohibited from trading of the Company’s securities based upon or while in possession of material non-public information, whenever that information was obtained. Additionally, you are also prohibited from divulging that information to others which can lead to illegal insider trading and manipulation of the company’s stock price and can lead to criminal and civil liability in certain circumstances.

Please note that these obligations existed while you were a Director, and these obligations continue even after your resignation. If you have been in violation of these obligations, or are found to be in violation of these obligations in the future, the Company has the right to act in an appropriate manner and seek any and all available remedies.

Continued Filing Requirements

Second, as an outgoing Director and a holder of more than ten percent of the Company’s common stock, you are required to file a Form 4 to disclose your resignation. Moreover, as a ten percent (10%) shareholder, you are still required to file Section 16 reports for transactions in the Company’s securities until such time as a change in your ownership terminates such an obligation. You may wish to file a Form 4 disclosing your resignation; the second business day following your resignation from the Company was July 12, 2018.

Short Swing Profits

In addition to the continued filing requirements, Section 16 also imposes filing requirements under Section 16(b) for any purchases and sales (or any sale and purchase) of the Company’s securities occurring within a six-month period. In addition, under Section 16(c), insiders are precluded from making short sales (sales of shares they do not own at the time of the sale) of the reporting company’s securities. Therefore, any short-swing “profits” made by you would have to be disgorged to the Company.

Inaccuracies in Your Resignation Letter

As required pursuant to the Instructions to Form 8-K, on July 11, 2018, the Company filed the resignation letter you submitted to its Board with the SEC.

However, we are compelled to bring to your attention the inaccuracies contained within your letter, which the Company believes are damaging. Specifically, you stated your resignation was a result, in part, of “management’s repeated refusal to provide the audit committee … with information regarding related party transactions.” Yet you knew that a conference call was scheduled with the Company’s Management, the Audit Committee, and its counsel Barry Genkin to discuss these items on July 11th, the very next day. Similarly, your statement that “management consistently refused to allow a proper forensic audit” is also not true as neither the Board nor the Audit Committee have even retained an accounting firm to perform such an audit. Moreover, your statement within the letter that the audit committee unanimously approved a thirty (30) day extension of Dr. Diwan’s employment agreement is misleading. As you know, neither Dr. Diwan, nor anyone else, is required to unilaterally accept an offer of employment, which Dr. Diwan made clear along with the fact that he would not accept an agreement with a shorter term than the new Chief Executive Officer. Therefore, your implication that Dr. Diwan’s employment was not properly approved is inaccurate. Moreover, your implication that Dr. Diwan’s employment renewal was connected with the audit committee’s review of related party transactions is completely baseless, as these are separate matters.

Nevertheless, it is the Company’s position that you delivered your letter containing those inaccuracies because you knew the Company was required to file your letter as an exhibit to a Form 8-K and you made these untrue and/or misleading statements knowing the Company was required to publish them.

Therefore, the Company hereby demands that you immediately provide an amended and corrected letter and remove the inaccurate statements in their entirety from your resignation letter dated July 10, 2018.

Thank you in advance for your cooperation.

Very truly yours,

Peter Campitiello

Peter Campitiello